UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 20, 2019

Univar Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-37443	26-1251958
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

3075 Highland Parkway, Suite 200

Downers Grove, IL 60515

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (331) 777-6000

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01	Other Events.

On February 20, 2019, Univar Inc. (“Univar”) reached an agreement to resolve a lawsuit against Univar and the directors of Univar filed in the Circuit Court of DuPage County, Illinois.

The action, captioned Garfield v. Jukes et al., No. 2019 CH000135 (Ill. Cir. Ct. Dupage Cty.) (the “Action”), challenges the proposed acquisition by Univar of Nexeo Solutions, Inc, (the “Acquisition”), in particular the adequacy of the disclosure found in the joint proxy and consent solicitation statement/prospectus, filed with the U.S. Securities and Exchange Commission on January 29, 2019 (the “joint proxy and consent solicitation statement/prospectus”).

In connection with resolution of the Action, Univar has agreed to make the following amended and supplemental disclosures (the “Amended and Supplemental Disclosures”) to the joint proxy and consent solicitation statement/prospectus. The Amended and Supplemental Disclosures should be read in conjunction with the joint proxy and consent solicitation statement/prospectus, which should be read in its entirety. Defined terms used but not defined in the Amended and Supplemental Disclosures have the meanings set forth in the joint proxy and consent solicitation statement/prospectus. The Plaintiff has agreed that, following the filing of this Current Report on Form 8-K (this “Report”), the Plaintiff will dismiss the Action in its entirety.

The resolution of the Action will not affect the timing of the special meeting of Univar shareholders, which is scheduled to be held on February 27, 2019, or the amount of the consideration to be paid to Nexeo stockholders in connection with the Acquisition. The resolution of the Action is not, and should not be construed as, an admission of wrongdoing or liability by any defendant. Furthermore, nothing in this Report or the resolution of the Action shall be deemed an admission of the legal necessity or materiality of any of the Amended and Supplemental Disclosures. Defendants deny that any further disclosure regarding the Acquisition is required under applicable laws other than that which has already been provided in the joint proxy and consent solicitation statement/prospectus. However, to avoid any risk of the Action delaying or adversely affecting the Acquisition, to minimize the expense, burden, distraction and inconvenience of continued litigation and to resolve the Plaintiff’s claim asserted in the Action, Univar has agreed to make these Amended and Supplemental Disclosures to the joint proxy and consent solicitation statement/prospectus.

SUPPLEMENT TO PROSPECTUS

The following disclosure is inserted at the end of the sixth bullet point on page 78 of the joint proxy and consent solicitation statement/prospectus, under the heading “APPROVAL OF THE UNIVAR SHARE ISSUANCE AND ADOPTION OF THE MERGER AGREEMENT – Univar’s Reasons for the Merger Transactions; Recommendation of the Univar Board of Directors – Other Factors Considered by the Univar Board.”

“The Univar board also considered that the anticipated synergies in proposed merger transactions were not certain, would be realized over the course of a number of years following the completion of the merger transactions and did not include any synergies resulting from the Nexeo plastics business.”

The following disclosure is added at the end of the penultimate paragraph of page 59 of the joint proxy and consent solicitation statement/prospectus, under the heading “APPROVAL OF THE UNIVAR SHARE ISSUANCE AND ADOPTION OF THE MERGER AGREEMENT – Background of the Merger Transactions.”

“The Univar board considered disclosures made by Goldman Sachs to Univar, which included the facts, among others, that none of Goldman Sachs’ Investment Banking Division, funds in which Goldman Sachs’ Investment Banking Division directly owned any equity interests, or funds managed by Goldman Sachs’ Merchant Banking Division directly owned any equity interests of Univar or Nexeo. Based in part on these disclosures, the Univar board made an independent determination that Goldman Sachs was qualified to serve as the Univar’s independent financial advisor.”

The following disclosure is inserted as the fifth bullet point under the heading “APPROVAL OF THE UNIVAR SHARE ISSUANCE AND ADOPTION OF THE MERGER AGREEMENT – Univar’s Reasons for the Merger Transactions; Recommendation of the Univar Board of Directors – Other Factors Considered by the Univar Board,” on page 77 of the joint proxy and consent solicitation statement/prospectus.

“•    Goldman Sachs’ Independence: The Univar board considered disclosures made by Goldman Sachs to Univar, which included the facts, among others, that none of Goldman Sachs’ Investment Banking Division, funds in which Goldman Sachs’ Investment Banking Division directly owned any equity interests, or funds managed by Goldman Sachs’ Merchant Banking Division directly owned any equity interests of Univar or Nexeo.”

The following disclosure is added as a new paragraph following the first paragraph under the heading “SUMMARY – Univar Board of Directors and Executive Officers Following Completion of the Merger Transactions,” on page 23 of the joint proxy and consent solicitation statement/prospectus.

“The compensation committee of the Univar board of directors (the “Univar compensation committee”) has the primary responsibility to review and consider any revisions to directors’ compensation. As of the date hereof, the compensation committee of the Univar board of directors has not reviewed or recommended any revisions to directors’ compensation to reflect Univar’s increased size following the completion of the merger transactions. If the Univar compensation committee recommends, and the Univar board of directors approves, any such changes, such changes will be disclosed at the time of approval.”

The following disclosure is added as a new paragraph following the first paragraph under the heading “THE MERGER AGREEMENT – Univar Board of Directors and Executive Officers Following Completion of the Merger Transactions,” on page 139 of the joint proxy and consent solicitation statement/prospectus.

“The Univar compensation committee has the primary responsibility to review and consider any revisions to directors’ compensation. As of the date hereof, the compensation committee of the Univar board of directors has not reviewed or recommended any revisions to directors’ compensation to reflect Univar’s increased size following the completion of the merger transactions. If the Univar compensation committee recommends, and the Univar board of directors approves, any such changes, such changes will be disclosed at the time of approval.”

***

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 codified in Section 27A of the Securities Act, and Section 21E of the Exchange Act, as amended. Some forward-looking statements may be identified, without limitation, by the use of forward-looking terminology such as “anticipate,” “assume,” “believe,” “estimate,” “expect,” “intend,” “plan,” “project,” “may,” “will,” “could,” “would” and similar expressions. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this communication and include statements regarding, among other things, the expected timetable for closing of the proposed transaction between Univar Inc. (“Univar”) and Nexeo Solutions, Inc. (“Nexeo”), the expected benefits and synergies of the proposed transaction and the operating results, performance and capital structure of the combined company. Forward-looking statements are based on Univar’s and Nexeo’s current expectations and beliefs concerning future developments and their potential effect on Univar, Nexeo and the combined company. While Univar and Nexeo believe that forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting Univar, Nexeo and the combined company will be those anticipated. A number of important factors, risks and uncertainties could cause actual results to differ materially from those contained in or implied by the forward-looking statements, many of which are beyond Univar’s or Nexeo’s control. Factors, risks and uncertainties that could cause actual results to differ from those reflected in forward-looking statements include: changes in general economic, business and political conditions, including changes in the financial markets; the ability to satisfy the conditions to closing of the proposed transaction on the expected timing or at all and other risks related to the completion of the proposed transaction; the ability to obtain required shareholder and regulatory approvals for the proposed transaction on the expected timing or at all; the ability to complete the proposed transaction on the expected terms and timing or at all; higher than expected or unexpected costs associated with or relating to the proposed transaction; the risk that expected benefits, synergies and growth prospects of the proposed transaction and combined company may not be achieved in a timely manner or at all; results of the strategic review of Nexeo’s plastics distribution business in connection with the consummation of the proposed transaction and the outcome and impact of a resulting strategic transaction, if any; the ability to successfully integrate Nexeo’s business with Univar following the closing; the risk that Univar and Nexeo will be unable to retain and hire key personnel; the risk that disruption from the proposed transaction may adversely affect Univar’s and Nexeo’s business and their respective relationships with customers, suppliers, distributors or employees; and other risks detailed in the risk factors discussed in “Item 1.A. Risk Factors” in each of Univar’s and Nexeo’s most recent Annual Reports on Form 10-K, as updated by any Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and future filings with the SEC. Unless otherwise indicated or the context otherwise requires, comments concerning our expectations for future revenues and operating results are based on our forecasts for our existing operations and do not include the potential impact of any future acquisitions, divestitures or other potential strategic transactions. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date hereof. Neither Univar nor Nexeo undertake any obligation to update or revise any forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise.

Disclaimer

This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a joint proxy and consent solicitation statement/prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed transaction between Univar and Nexeo, Univar has filed a registration statement on Form S-4, that contains a preliminary joint proxy and consent solicitation statement/prospectus and a proxy statement for Univar and consent solicitation statement for Nexeo (the “joint proxy and consent solicitation statement/prospectus”). The registration statement became effective on January 29, 2019. INVESTORS AND SECURITY HOLDERS OF UNIVAR AND NEXEO ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, INCLUDING THE JOINT PROXY AND CONSENT SOLICITATION STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. A definitive joint proxy and consent solicitation statement/prospectus was sent to the shareholders of Univar and Nexeo on or about January 29, 2019. Investors and security holders are able to obtain copies of the joint proxy and consent solicitation statement/prospectus as well as other filings containing information about Univar and Nexeo, without charge, at the SEC’s website, http://www.sec.gov. Copies of the documents filed with the SEC by Univar are available free of charge within the investor relations section of Univar’s website at www.univar.com. Copies of the documents filed with the SEC by Nexeo are available free of charge within the investor relations section of Nexeo’s website at www.nexeosolutions.com.

Participants in the Solicitation

Univar, Nexeo and each of their directors, executive officers and certain other employees may be deemed to be participants in the solicitation of proxies from Univar’s shareholders and consents from Nexeo’s shareholders in respect of the proposed transaction between Univar and Nexeo. Information regarding Univar’s directors and executive officers is contained in Univar’s proxy statement for its 2018 annual meeting, which was filed with the SEC on March 20, 2018. Information regarding Nexeo’s directors and executive officers is contained in Nexeo’s proxy statement for its 2018 annual meeting, which was filed with the SEC on December 14, 2017. Investors and security holders may obtain additional information regarding the interests of such participants by reading the definitive joint proxy and consent solicitation statement/prospectus, which may be obtained as described in the paragraphs above.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 20, 2019	UNIVAR INC.

	By:	/s/ Jeffrey W. Carr
		Name:	Jeffrey W. Carr
		Title:	Senior Vice President, General Counsel and Secretary